UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Tower Semiconductor Ltd.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Israel
(Jurisdiction of Subject Company’s Incorporation or Organization)

Tower Semiconductor Ltd.
 (Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ordinary Shares - M87915274
(CUSIP Number of Class of Securities (if applicable))

Nati Somekh
Corporate Secretary
Ramat Gavriel Industrial Park, P.O. Box 619
 Migdal Haemek 23105, Israel
+972-4-6506109
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 11, 2015 (Publication of Offer Document)
March 11, 2015 (Offer Opening Date)
(Date Tender Offer/Rights Offering Commenced)

This Form CB is being submitted by Tower Semiconductor Ltd. (“Tower”) in connection with its proposed exchange offer of its outstanding Series F Convertible Bonds for ordinary shares, as described in the Israeli prospectus included as Attachment A to this form.

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents have been published in the home jurisdiction of Tower and are attachments to this Form CB:

99.1
English translation of the Israeli offering report prepared in connection with, and setting forth the terms and conditions of, the exchange offer, the Hebrew version of which was filed in Israel on March 11, 2015 (the “Israeli Offering Report”).

99.2	Acceptance Notice (English translation), included as Exhibit A to the Israeli Offering Report filed herewith as Exhibit 99.1.

99.3	TASE Member Acceptance Notice (English translation), included as Exhibit B to the Israeli Offering Report filed herewith as Exhibit 99.1.

(b)           Not Applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, has been included on page 1 of the Israeli Offering Report.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

99.4	Press release of the Company, dated March 10, 2015, relating to the proposed exchange offer.

99.5
Company’s Annual Report on Form 20-F for the year ended December 31, 2013, originally filed with the SEC on May 14, 2014 and as amended on on Form 20-F/A filed November 17, 2014 (incorporated herein by reference to such filings).

99.6
Company’s consolidated financial statements, and management’s discussion and analysis, as of December 31, 2014, furnished to the SEC on Form 6-K on March 4, 2014 (incorporated herein by reference to such filing).

PART III — CONSENT TO SERVICE OF PROCESS

Tower is also filing an irrevocable consent and power of attorney on Form F-X with the Commission on the date hereof. Tower will promptly communicate any change in the name or address of the agent for service to the Commission by amendment of the Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2015

By:  /s/ Russell C. Ellwanger
Name:   Russell C. Ellwanger
Title:     Chief Executive Officer